Exhibit (a)(5)(O)

FOR IMMEDIATE RELEASE

MEN’S WEARHOUSE TO ACQUIRE JOS. A. BANK FOR

$65.00 PER SHARE IN CASH

Creates Leading Men’s Apparel Retailer

with Enhanced Scale and a Broadened Customer Reach

Expects $100-$150 Million of Run-Rate Annual Synergies

Men’s Wearhouse Looks Forward to Working with Strong Jos. A. Bank

Management Team and Talented Employees

Extends Tender Offer to 5:00 p.m. on Wednesday, March 19, 2014

FREMONT, Calif. and HAMPSTEAD, Md., March 11, 2014 — The Men’s Wearhouse (NYSE: MW) and Jos. A. Bank Clothiers (Nasdaq: JOSB) today announced that they have entered into a definitive agreement under which Men’s Wearhouse will acquire all of the outstanding shares of common stock of Jos. A. Bank for $65.00 per share in cash, or total consideration of $1.8 billion.  The boards of directors of both companies have unanimously approved the transaction.

Together, Men’s Wearhouse and Jos. A. Bank will have more than 1,700 stores in the U.S., with approximately 23,000 employees and sales of $3.5 billion on a pro forma basis.

“We are pleased to have reached this agreement with Jos. A. Bank, which we believe will deliver substantial benefits to our respective shareholders, employees and customers,” said Doug Ewert, President and Chief Executive Officer of Men’s Wearhouse.  “Together, Men’s Wearhouse and Jos. A. Bank will have increased scale and breadth, and Jos. A. Bank’s strong brand and complementary business model will broaden our customer reach.  We expect the transaction will be accretive to Men’s Wearhouse’s earnings in the first full year.”

Mr. Ewert continued, “The combined company will have the operational flexibility to successfully execute on strategic plans at both brands.  We are excited by the opportunities this transaction presents and are confident that our combined best-in-class offerings for our valued customers will drive significant shareholder value.  All of us at Men’s Wearhouse have great respect for the Jos. A. Bank management team and are eager to work with Jos. A. Bank’s talented employees.  I am confident that, together, we will create a truly great company for all of our stakeholders.”

Robert N. Wildrick, Chairman of the Board of Jos. A. Bank, said, “Our Board has been rigorously focused on pursuing a path for our shareholders that maximizes value creation.  We have been committed to pursuing a range of strategic alternatives to achieve that goal. The transaction we are announcing today clearly reflects the success of our efforts, providing a substantial premium over any price at which our stock has ever traded, including a 56% premium since our interest in Men’s Wearhouse became public last October, and allowing our shareholders to receive immediate consideration for their holdings.  On behalf of our Board and management team, I would like to express our deep appreciation to our employees for their hard work in making Jos. A. Bank the great company it is today.  We look forward to working together with Men’s Wearhouse to ensure a smooth transition.”

Strategic and Financial Benefits of the Combination

•                  Provides compelling value for both companies’ shareholders: The combination provides Jos. A. Bank’s shareholders immediate liquidity and substantial value for their investment.  The transaction represents a 65% premium over Jos. A. Bank’s unaffected enterprise value and a 56% premium over Jos. A. Bank’s closing share price on October 8, 2013, the day prior to the public announcement of Jos. A. Bank’s proposal to acquire Men’s Wearhouse.  Further, the transaction represents a 10x enterprise value to last twelve months (“LTM”) Adjusted EBITDA(1)  multiple (assuming an estimated $137 million of Adjusted EBITDA for Jos. A. Bank’s fiscal 2013 ending February 1, 2014).(2)

Men’s Wearhouse shareholders will benefit from approximately $100 to $150 million of run-rate annual synergies realized over three years, through improving purchasing efficiencies, optimizing customer service and marketing practices, and streamlining duplicative corporate functions.  Additionally, Men’s Wearhouse’s vertical direct sourcing model will be leveraged to improve combined merchandising and sourcing across the combined company and rationalize inventory over time.

•                  Combined company positioned to succeed:  The combined company will be the fourth largest U.S. men’s apparel retailer with pro forma sales of approximately $3.5 billion.  This transaction brings together a high-value collection of national and owned brands.  Building on the two companies’ complementary business models, the combined company will better serve an expanded customer base in more locations and optimize merchandising and sourcing capabilities.

•                  Smooth transition expected: Men’s Wearhouse and Jos. A. Bank expect a smooth integration, as there will be no rebranding or remodels required — Jos. A. Bank’s store banner will remain in place.  In addition, the Men’s Wearhouse management team has a proven track record of successful acquisitions, having integrated approximately 600 stores and over 7,000 employees in connection with its previous acquisitions of Joseph Abboud, After Hours and Moores.  Men’s Wearhouse expects to implement the best practices of both companies to drive further operational and financial success. Management will consist of the most qualified individuals from both organizations.

Terms of the Transaction

Men’s Wearhouse will acquire Jos. A. Bank for approximately $1.8 billion in cash.  Today, Men’s Wearhouse announced that it has extended the expiration date of its tender offer to 5:00 p.m., New York City time, on Wednesday, March 19, 2014, unless extended.  Men’s Wearhouse will amend its pending tender offer prior to that expiration date in accordance with, and to reflect, the terms of the Merger Agreement, including to reflect the increase in the purchase price to be offered to $65.00 per share and other changes contemplated by the Merger Agreement between Men’s Wearhouse and Jos. A. Bank.

Jos. A. Bank’s Board of Directors unanimously determined that the definitive merger agreement with Men’s Wearhouse and the terms of the Men’s Wearhouse tender offer are fair to and in the best interests

(1)  EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

(2)  Reflects midpoint of the EBITDA guidance Jos. A. Bank provided in February 14, 2014 investor presentation.

of Jos. A. Bank and its shareholders, and recommends that Jos. A. Bank shareholders tender their Jos. A. Bank shares to Men’s Wearhouse. Jos. A. Bank will amend its Schedule 14D-9 previously filed with the Securities and Exchange Commission to reflect the recommendation of its Board of Directors. The transaction is subject to certain closing conditions, including the valid tender of sufficient shares, which, when added to shares owned by Men’s Wearhouse and its affiliates, constitute a majority of the total number of common shares outstanding on a fully-diluted basis. Any shares not tendered in the offer will be acquired in a second step merger at the same cash price as in the tender offer.

In conjunction with this transaction, Jos. A. Bank has terminated its agreement to acquire Everest Holdings LLC, the parent company of Eddie Bauer.  As a result of the termination of its agreement to purchase Everest Holdings LLC, the terms and conditions of the offer were not satisfied. Effective immediately, Jos. A. Bank is also withdrawing its previously announced tender offer to purchase for cash up to $300 million in value of its common stock.

Financing and Approvals

The Men’s Wearhouse tender offer is not conditioned on financing, and the Company expects to finance the transaction with a combination of balance sheet cash and committed debt financing from BofA Merrill Lynch and JPMorgan Chase Bank, N.A.  The strong free cash flow generated by the combined company is expected to enable rapid deleveraging.

The transaction, which is expected to close by the third quarter of 2014, is subject to satisfaction of customary closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Act.  Both Men’s Wearhouse and Jos. A. Bank are working cooperatively with the Federal Trade Commission to obtain approval of the transaction as soon as possible.

Advisors

BofA Merrill Lynch and J.P. Morgan Securities LLC are serving as financial advisors to Men’s Wearhouse, and Willkie Farr & Gallagher LLP is serving as legal advisor.

Goldman, Sachs & Co. and Financo, LLC are serving as financial advisors to Jos. A. Bank, and Skadden, Arps, Slate, Meagher & Flom LLP and Guilfoil Petzall & Shoemake, L.L.C. are serving as its legal advisors.

About Men’s Wearhouse

Founded in 1973, Men’s Wearhouse is one of North America’s largest specialty retailers of men’s apparel with 1,124 stores.  The Men’s Wearhouse, Moores and K&G stores carry a full selection of suits, sport coats, furnishings and accessories in exclusive and non-exclusive merchandise brands and Men’s Wearhouse and Tux stores carry a limited selection.  Most K&G stores carry a full selection of women’s apparel.  Tuxedo rentals are available in the Men’s Wearhouse, Moores and Men’s Wearhouse and Tux stores.  Additionally, Men’s Wearhouse operates a global corporate apparel and workwear group consisting of Twin Hill in the United States and Dimensions, Alexandra and Yaffy in the United Kingdom.  Investors can find additional information at http://ir.menswearhouse.com/.

About Jos. A. Bank

Jos. A. Bank Clothiers, Inc., established in 1905, is one of the nation’s leading designers, manufacturers and retailers of men’s classically-styled tailored and casual clothing, sportswear, footwear and accessories. The Company sells its full product line through 629 stores in 44 states and the District of Columbia, a nationwide catalog and an e-commerce website that can be accessed at http://www.josbank.com/. The Company is headquartered in Hampstead, Md., and its common stock is listed on the NASDAQ under the symbol “JOSB.”

ADDITIONAL INFORMATION

On January 6, 2014, Java Corp. (“Purchaser”), a wholly owned subsidiary of The Men’s Wearhouse, Inc., commenced a cash tender offer for all outstanding shares of common stock of Jos. A. Bank Clothiers, Inc. not already owned by Men’s Wearhouse or any of its subsidiaries, subject to the terms and conditions set forth in the Amended and Restated Offer to Purchase dated as of February 24, 2014 (the “Offer to Purchase”).  Today, Men’s Wearhouse announced that it has extended the expiration date to the tender offer to  5:00 p.m., New York City time, on March 19, 2014, unless further extended in the manner set forth in the Offer to Purchase.  Men’s Wearhouse will amend its pending tender offer prior to that expiration date in accordance with, and to reflect, the terms of the Merger Agreement, including to reflect the increase in the purchase price to be offered to $65.00 per share and other changes contemplated by the Merger Agreement between Men’s Wearhouse, Java Corp. and Jos. A. Bank.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Men’s Wearhouse and the Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2014, as amended from time to time. INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Men’s Wearhouse through the web site maintained by the SEC at http://www.sec.gov.  The Offer to Purchase Letter of Transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

In response to the amended tender offer by The Men’s Wearhouse, Inc., through its wholly owned subsidiary, Java Corp., Jos. A. Bank will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the SEC. Any solicitation/recommendation statement filed by Jos. A. Bank  that is required to be mailed to stockholders will be mailed to stockholders of Jos. A. Bank. INVESTORS AND STOCKHOLDERS OF JOS. A. BANK ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the solicitation/recommendation statement and other documents (when available) filed with the SEC by Jos. A. Bank free of charge through the website maintained by the SEC at www.sec.gov. In addition, the solicitation/recommendation statement and other materials related to Men’s Wearhouse’s proposal may be obtained from Jos. A. Bank free of charge by directing a request to the Company’s Investor Relations Department, Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead,MD 21074, 410.239.5900

NON-GAAP MEASUREMENTS

This press release includes non-GAAP financial measures. Jos. A. Bank and Men’s Wearhouse are presenting EBITDA with respect to Jos. A. Bank which is a non-GAAP financial measure. Jos. A. Bank and Men’s Wearhouse believe presentation of this non-GAAP financial measure is (i) helpful to management in evaluating the proposed transaction and (ii) useful to investors in connection with their financial analysis. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, results prepared in accordance with GAAP. For a description of how Jos. A. Bank and Men’s Wearhouse reconcile these non-GAAP financial measures to net income, please see the appendix to this press release.

FORWARD-LOOKING STATEMENT AND OTHER IMPORTANT INFORMATION

Jos. A. Bank and Men’s Wearhouse obtained or created certain information used in this press release from research, surveys or studies conducted by third parties, information provided by customers, and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of such information. We have not independently verified the information and data in such research, surveys, studies, information and publications, and we do not make any representation as to the accuracy of such information. This press release contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. The forward-looking statements include assumptions about our operations, such as cost control, market conditions, liquidity and financial condition.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control.  The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements:  (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger by and among Men’s Wearhouse, Inc.,  Java Corp. and Jos. A. Bank Clothiers, Inc., (2) the failure to consummate the acquisition of Jos. A. Bank for reasons including that the conditions to Men’s Wearhouse’s offer to purchase all outstanding shares of Jos. A. Bank’s common stock, including the condition that a minimum number of shares be tendered and not withdrawn, are not satisfied or waived by Men’s Wearhouse, (3) the possibility that the expected benefits from the proposed transaction will not be realized within the anticipated time period, (4) the risk that regulatory or other approvals required for the transaction are not obtained, (5) the risks related to the costs and difficulties related to the integration of Jos. A. Bank’s business and operations with Men’s Wearhouse’s business and operations, (6) the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, (7) unexpected costs, charges or expenses resulting from the transaction, (8) litigation relating to the transaction, (9) the inability to retain key personnel and (10) the possible disruption that may be caused by the transaction to the business and operations of Men’s Wearhouse and its relationships with customers, employees and other third parties.

The forward-looking statements in this press release speak only as of the date hereof. Except for the ongoing obligations of Men’s Wearhouse and Jos. A. Bank to disclose material information under the federal securities laws, neither Men’s Wearhouse nor Jos. A. Bank undertakes any obligation to revise or update publicly any forward-looking statement, whether as a result of new information, the occurrence of certain events or otherwise, except as required by law.  Other factors that may impact the forward-looking statements can be found in Men’s Wearhouse’s and Jos. A. Bank’s respective filings with the SEC.  Please read the “Risk Factors” and other cautionary statements contained in those filings. As a result of these risks and others, actual results could vary significantly from those anticipated in this press release, and Men’s Wearhouse’s and Jos. A. Bank’s financial condition and results of operations could be materially adversely affected. For additional information on Men’s Wearhouse, please visit the Company’s websites at www.menswearhouse.com, www.mooresclothing.com, www.kgstores.com,

www.twinhill.com, www.dimensions.co.uk and www.alexandra.co.uk.  For additional information on Jos. A. Bank, please visit www.josbank.com.

Jos. A. Bank is not accepting for payment any shares that have been tendered, and such shares will be returned, without expense, to holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through the DTC, such shares will be credited to the appropriate account maintained with the DTC). The tender offer consideration of $65.00 in connection with the Eddie Bauer transaction will not be paid or become payable to any holders of shares pursuant to the offer by Jos. A. Bank  Under no circumstances should shares be tendered to the Jos. A. Bank or DTC and, if tendered, such shares will not be accepted and will be promptly returned to the tendering shareholder.

Appendix:  Reconciliation of Jos. A. Bank Adjusted EBITDA

The following sets forth a reconciliation of the Jos. A. Bank fiscal year 2013 adjusted EBITDA range.

Note:  All amounts are preliminary.

	Low	High
Net Income	$63.1	$64.5
Provision for Income Taxes	38.9	39.5
Interest Income, net	(0.4)	(0.4)
Depreciation and Amortization	29.8	29.8
EBITDA, Unadjusted	$131.4	$133.4
Asset Impairment	1.6	1.6
Strategic Professional Fees	3.0	3.0
EBITDA, Adjusted	$136.0	$138.0

Contacts:

Men’s Wearhouse

Ken Dennard

Dennard • Lascar Associates

(832) 594-4004

ken@dennardlascar.com

http://ir.menswearhouse.com/

Dan Katcher / Tim Lynch / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Jos. A. Bank

Media:

Thomas Davies/Molly Morse

Kekst and Company

212-521-4873/212-521-4826

thomas-davies@kekst.com

molly-morse@kekst.com

Investment Community:

David E. Ullman

EVP/CFO

Jos. A. Bank

410-239-5715